# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fidelity Core Real Estate Fund, CIK 0001953520
CUSIP: 31609J108
Title of class of securities: COMMON SHARES OF BENEFICIAL OWNERSHIP
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0000315066
Persons authorized to receive notices and communications: Stephanie J. Brown, One Spartan Way, Merrimack, New Hampshire (NH), 03054, 6037911558

## Reporting persons
- FMR LLC (CIK 0000315066): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,156,441.59; shared voting power 0; sole dispositive power 3,171,441.59; shared dispositive power 0; aggregate amount beneficially owned 3,171,441.59 (8.6% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 3,171,441.59; shared dispositive power 0; aggregate amount beneficially owned 3,171,441.59 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON SHARES OF BENEFICIAL OWNERSHIP
Name of issuer: Fidelity Core Real Estate Fund
Address of issuer's principal executive offices: 245 SUMMER STREET, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (i) FMR LLC, a Delaware corporation ("FMR") and (ii) Abigail P. Johnson, individual (collectively, the "Reporting Persons").
Residence or business address: The business address and principal place of business of the Reporting Persons is 245 Summer Street, Boston, Massachusetts 02210.
Present principal occupation or employment:
FMR makes this filing to reflect the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).

FMR is a diversified financial services company which provides investment advisory and management services to the Fidelity Investments mutual funds, closed end funds, and to collective investment trusts, private funds and other client accounts.

The name and present principal occupation or employment and citizenship of each of the directors and executive officers of FMR are set forth on Schedule A, attached hereto and incorporated herein by reference.

With the exception of Abigail P. Johnson, each of the executive officers and directors named on Schedule A disclaims beneficial ownership of shares that are the subject of this Schedule 13D.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.
Criminal convictions in the last five years: Within the past five years, none of the persons named in this Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the past five years, none of the persons named in this Item 2 or listed on Schedule A hereto has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The jurisdiction of organization of FMR is the State of Delaware. The citizenship of Abigail P. Johnson and each of the persons named in Schedule A is the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Please see Schedule B for information regarding acquisition of securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein as seed capital in connection with the launch of the Issuer by Fidelity Diversifying Solutions LLC (the "Investment Manager") and its affiliates, as compensation for services and for investment purposes.

Pursuant to the Investment Management Agreement described below in Item 6, the Investment Manager provides advisory and management services to the Company and the Operating Partnership. The Investment Manager and the Issuer's trustee (the "Trustee") are both affiliates of FMR. All of the Issuer's officers are employees of the Investment Manager or one of its affiliates. In such capacities, the Investment Manager, the Trustee, and these individuals have influence over the corporate activities of the Issuer, including activities which relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D and from time-to-time have plans and/or proposals to engage in such activities in such capacity.

Except as described in this Schedule 13D, the Reporting Persons as shareholders of the Issuer do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position, their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The Issuer has adopted a distribution reinvestment plan ("DRIP") whereby shareholders may elect to have cash distributions otherwise payable to them by the Issuer automatically reinvested in additional Common Shares. Any cash distributions attributable to Common Shares owned by the participants who elect to participate in the DRIP will be immediately reinvested in additional Common Shares on behalf of the participants on the business day such distributions would have been paid to such participants. The Reporting Persons have elected to participate in the DRIP and will acquire additional shares pursuant to the DRIP for so long as they elect to participate in the plan.

As described in Item 6 below, pursuant to the Investment Management Agreement, certain fees owed to the Investment Manager may be paid in cash or in Common Shares at the Investment Manager's election. The Investment Manager has elected in the past, and expects to continue to elect for the foreseeable future, to receive Common Shares in lieu of cash for payment of some or all of its fees under the Investment Management Agreement. In addition, an affiliate of FMR has committed to purchase up to $50.0 million of Common Shares from the Issuer from time to time, as mutually agreed to with the Issuer. The amount available under this commitment is subject to adjustment to the extent any Shares are issued as payment for Management Fees payable to the Investment Manager.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 3,171,441.59 issued and outstanding Common Shares representing 8.6% of the total amount of Common Shares and have the sole power to dispose of such shares. Of the 3,171,441.59 shares directly owned, FMR Reporters have the sole power to vote 3,156,441.59 of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days: Please see Schedule B for a description of transactions in the Common Shares that were effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the FMR Reporters, no person other than the FMR Reporters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Investment Manager provides advisory and management services to the Issuer and Fidelity Core Real Estate Operating Partnership LP, the entity that owns the Issuer's investments (the "Operating Partnership"), pursuant to the terms of an investment management agreement (the "Investment Management Agreement"). Pursuant to the agreement, the Investment Manager has the authority to, among other things, source, evaluate and monitor the Issuer's investment opportunities and negotiate and execute upon the acquisition, management, financing and disposition of the Issuer's assets, subject in all cases to the terms of the Issuer's Declaration of Trust, applicable law and the oversight of the Issuer's trustee. The Investment Manager also has authority to engage and supervise, on the Issuer's and the Operating Partnership's behalf and at the Issuer's and Operating Partnership's expense, independent contractors, advisors, consultants, attorneys, accountants, administrators, auditors, appraisers and other service providers that provide various services with respect to the Issuer and the Operating Partnership. The Investment Management Agreement will remain in effect until the Issuer is terminated in accordance with the terms of the Issuer's Declaration of Trust; provided, however, that either the Issuer or the Investment Manager may terminate the Investment Management Agreement at any time upon not less than 75 days' prior written notice to the other party. In addition, the Investment Management Agreement will automatically terminate in the event that the Issuer's trustee or one of its affiliates ceases to be the Issuer's trustee.

The Issuer pays the Investment Manager (i) a management fee equal to 1.0% of the Issuer's NAV per annum, payable quarterly in arrears (the "Management Fee") and (ii) an incentive fee based on the Issuer's annual performance, accruing monthly and payable annually (the "Incentive Fee"). The Management Fee and the Incentive Fee may be paid, at the Investment Manager's election, in either (i) cash, (ii) Common Shares with an aggregate value equivalent to the cash fee otherwise payable (based upon the then-current NAV per Common Share), or (iii) any combination of cash and Common Shares (with such Common Shares valued based upon the then-current NAV per Common Share).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
1 Schedule A
2 Schedule B
3 Second Amended and and Restated Investment Management Agreement, dated December 19, 2024 and effective as of January 1, 2025, by and among Fidelity Core Real Estate Fund, Fidelity Core Real Estate Operating Partnership LP, and Fidelity Diversifying Solutions LLC (incorporated by reference from Exhibit 10.1 to the Issuer's Form 10 dated April 28, 2026 and filed with the Securities and Exchange Commission on April 28, 2026)
4 Rule 13d-1(k)(1) AGREEMENT

## Signatures
- FMR LLC: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (07/29/2026)
- Abigail P. Johnson: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (07/29/2026)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003.
**This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.